FY1Q24 Earnings Presentation January 24th, 2024

2 Disclaimer The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation. Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro's securities on Nasdaq; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic condition; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever. This presentation also includes certain non-IFRS financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-IFRS financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-IFRS financial measures to the nearest IFRS measure is included in this presentation.

3 Market and Guidance Update FY1Q24 Financial Highlights ▪ Revenue: $483.1M (+11% y/y; +3% in constant currency). Growth driven by robust unit volume growth in crop protection, fertilizers, and specialties, as Lavoro market share gains more than offset continued industry-wide deflationary pressures in agrochemicals and fertilizers ▪ Gross Profit: $59.5M (-34% y/y). Gross Margin declined by 850 bps to 12.3%, primarily due to ongoing pricing pressures not being fully mitigated by lower inventory costs. ▪ Adjusted EBITDA: $11.1M (-75% y/y). Adj. EBITDA Margin contracted by 790 bps to 2.3% Management Focus in FY24 CEO Highlights (1) USD/BRL monthly average period exchange rate used to translate results to USD: 5.368 for Jul-2022, 5.143 for Aug-2022, 5.237 for Sep-2022 | 4.801 for Jul-2023, 4.904 for Aug-2023, 4.937 for Sep-2023 ▪ Strong long-term fundamentals in Brazil's Ag sector are currently facing temporary headwinds, which we expect to ease by end of FY2024. ▪ Emergence of a disruptive El Nino is the latest in a series of unrelated challenges. It caused severe drought conditions in Brazil in Nov/Dec, adversely impacting 1st soybean crop, and likely to result in delay planting & planted area reductions for 2nd corn crop (safrinha) ▪ Farmer approaching safrinha planning heightened risk aversion. Anticipating for some to opt for medium-tech corn seeds over high-tech alternatives, and curtail investments in specialty inputs, such as biologicals. ▪ Revising projections for Ag Retail Market to -25% y/y (vs. prior -20% y/y) for Crop Year ’23/’24 ▪ In light of these challenges, Lavoro is updating its FY2024 financial guidance, with Adjusted EBITDA for FY2024 now forecasted to range between $80M and $110M ▪ Continuing to focus on strategic initiatives to accelerate share gains ▪ YTD, Lavoro added new experienced RTVs with a client book amounting to an annualzied revenue potential of $120M

4 1Q24 Financial Performance Note: Intercompany results represent sales between Crop Care and Brazil Ag Retail segments (1) USD/BRL monthly average period exchange rate used to translate results to USD: 5.368 for Jul-2022, 5.143 for Aug-2022, 5.237 for Sep-2022 | 4.801 for Jul-2023, 4.904 for Aug-2023, 4.937 for Sep-2023 414.6 436.6 22.3 46.5 1Q23 1Q24 436.8 483.1 +11% Inputs Grains 69.3 35.7 9.5 9.2 16.8 15.4 -4.9 1Q23 -0.7 1Q24 90.7 59.5 -34% 358.3 411.8 66.7 66.336.0 35.7 -24.2 -30.8 1Q23 1Q24 436.8 483.1 +11% Intercompany / Corporate Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 20.8% 12.3% Highlights ▪ Brazil Ag Retail revenue +15%, driven by improved unit volumes of crop protection (+54% y/y), fertilizer (+53%), and specialties (+33%). ▪ Brazil gross margins impacted by lower distribution margins in CP and fertilizers ▪ Latam Ag revenue faced headwinds from fertilizer price declines, and supply shortages in certain products ▪ Crop Care adversely impacted by timing shift of revenue (delayed farmer decision- making), and deflationary pressures to agrochemicals (Perterra) As % of Inputs Revenue 21.9% 13.6% 33.1 4.2 4.4 3.1 11.8 5.6 -4.9 1Q23 -1.8 1Q24 44.4 11.1 -75% 10.2% 2.3% 10.7% 2.5% In millions of US dollars1

5 Revised Financial Outlook for Fiscal Year 2024 FY2024 (prior) FY2024 (revised) Financials Outlook Low High Low High (in millions of US dollars) Revenue 2,000 2,300 2,000 2,300 Inputs revenue 1,700 2,000 1,700 2,000 Adjusted EBITDA 135 165 80 110 ▪ In light of a more challenging market environment than initially anticipated, Lavoro has updated its FY2024 guidance ▪ Revenue forecast unchanged, as market share gains offset additional pricing headwinds ▪ Adjusted EBITDA revision driven by: ▪ Slower-than-expected recovery in distribution margins (crop protection / fertilizer) ▪ El Nino impact on safrinha to adversely affect our corn seed and specialties (biologicals) revenues ▪ Continue to anticipate 40-50% of our FY24 Adjusted EBITDA to be delivered in 2H Note: USD/BRL average period exchange rate used to translate our results to USD: 4.88 for FY1Q24, 4.96 for FY2Q24, 4.90 for FY3Q24 and FY4Q24

Summary of Financial Results for 1Q24

In millions of US dollars[1]

Key Financial Metrics	1Q23	1Q24	Chg. %
Revenue by Segment	**436.8**	**483.1**	**11%**
Brazil Ag Retail	358.3	411.8	15%
Latam Ag Retail	66.7	66.3	-1%
Crop Care	36.0	35.7	-1%
Intercompany	(24.2)	(30.8)	
Revenue by Category	**436.8**	**483.1**	**11%**
Inputs revenue	414.6	436.6	5%
Grains revenue	22.3	46.5	109%
Gross Profit	**90.7**	**59.5**	**-34%**
Brazil Ag Retail	69.3	35.7	-49%
Latam Ag Retail	9.5	9.2	-4%
Crop Care	16.8	15.4	-8%
Intercompany	(4.9)	(0.7)	
Gross Margin	*0.2*	*0.1*	*-845 bps*
Gross Margin (% of Inputs)	*0.2*	*0.1*	*-825 bps*
Adjusted EBITDA	**44.4**	**11.1**	**-75%**
Brazil Ag Retail	33.1	4.2	-87%
Latam Ag Retail	4.4	3.1	-29%
Crop Care	11.8	5.6	n.m.
Corporate / Intersegment	(4.9)	(1.8)	n.m.
Adjusted EBITDA Margin	*0.1*	*0.0*	*-786 bps*
Adjusted EBITDA Margin (% of Inputs)	*0.1*	*0.0*	*-816 bps*
D&A	(8.1)	(8.6)	0.10%
Equity	—	(0.2)	n.a.
Finance income (costs)	(28.2)	(26.0)	-0.10%
Income taxes, current and deferred	10.2	17.7	0.70%
Net profit	**15.1**	**(14.5)**	**-196%**
(+) Non-recurring items	3.1	8.5	173%
(-) Tax deduction for non-recurring expenses	(1.1)	(2.9)	173%
Adjusted net profit	**17.2**	**-8.9**	**-152%**

(1) USD/BRL monthly average period exchange rate used to translate results to USD: 5.368 for Jul-2022, 5.143 for Aug-2022, 5.237 for Sep-2022 | 4.801 for Jul-2023, 4.904 for Aug-2023, 4.937 for Sep-2023

LAVORO

6

7 Reconciliation of Adjusted EBITDA and Adjusted Net Profit In millions of US dollars1 (1) USD/BRL monthly average period exchange rate used to translate results to USD: 5.368 for Jul-2022, 5.143 for Aug-2022, 5.237 for Sep-2022 | 4.801 for Jul-2023, 4.904 for Aug-2023, 4.937 for Sep-2023 Reconciliation of Adjusted EBITDA 1Q23 1Q24 (in millions of US dollars) Net Profit/Loss for the Period 15.1 -14.5 (+) Finance income (costs) 28.2 26 (+) Equity — 0.2 (+) Income taxes, current and deferred (10.2) (17.7) (+) Depreciation and amortization 8.1 8.6 (+) Fair value of inventories sold from acquired companies 0.3 1.7 (+) M&A expenses 0.5 3.4 (+) Stock-based compensation 1.7 1.2 (+) DeSPAC related bonus — 1.3 (+) Related party consultancy services 0.6 0.9 Adjusted EBITDA 44.4 11.1 (/) Revenue 436.8 483.1 Adjusted EBITDA margin 10.2% 2.3% Reconciliation of Adjusted Net Profit 1Q23 1Q24 (in millions of US dollars) Profit/Loss for the Period 15.1 -14.5 (+) Fair value of inventories sold from acquired companies 0.3 1.7 (+) M&A expenses 0.5 3.4 (+) Stock Option Plan 1.7 1.2 (+) DeSPAC related bonus — 1.3 (+) Related party consultancy services 0.6 0.9 (-) Tax deduction for non-recurring expenses -1.1 -2.9 Adjusted Net Profit/Loss 17.2 -8.9 (/) Revenue 436.8 483.1 Adjusted Net Profit/Loss margin 3.9% -1.8%

8 Executive Summary 1) The Adj. EBITDA range implies a range of R$400M to R$550M in BRL (R$475M at the mid-point) ▪ Lavoro reports Fiscal 1Q24 quarterly earnings on Wednesday, January 24th, where Lavoro will have to revise down our FY24 Adj. EBITDA guidance given a more challenging macro than previously anticipated (incl. the sizeable impact of El Nino on safrinha) ▪ FY2Q24 Adj. EBITDA tracking -$30M to -$35M behind our revised Forecast (“3+9”) presented to the Board in October. Preliminary findings from ongoing mid-year budgeting exercise (“6+6”) suggest downside risks to our 2H24 vs. F3+9 of an additional -$30M ▪ On a positive note, Lavoro’s efforts to hire RTVs are paying off, with solid share gains observed in 1Q and 2Q, and strong volume growth in 1Q across crop protection, fertilizers and specialties. Our latest projections from FP&A suggests will are tracking to achieve our revenue guidance, and expect to maintain the ranges unchanged. ▪ Targeted SG&A cost cutting initiatives are under-way to mitigate some of the impact, including closure of 11 underperforming stores and 280 headcount positions impacted (~7% of total). ▪ Our general message to investors will remain our strong belief that are 1) executing where we can, taking advantage of opportunities to gain share, and 2) the margin headwinds were are experiencing are truly unusual, and “transient”, and that they should not impact Lavoro’s earnings potential in FY25 and beyond. In fact, were 1H24 CP & ferts. margins just “average” for Lavoro (i.e. 10-12%) we would’ve generated an additional $40M of GP/Adj. EBITDA in 1H alone, which goes to show how extreme the environment is. Last quarter FY2024 Guidance Revised Guidance 1 Street Consensus ($ M) Low Mid High Low Mid High Adjusted EBITDA 135 150 165 80 95 110 151 Total Revenue 2,000 2,150 2,300 2,000 2,150 2,300 2,102 Inputs Revenue 1,700 1,850 2,000 1,700 1,850 2,000 Implied Adj. EBITDA margin % 6.8% 7.0% 7.2% 4.0% 4.4% 4.8% Implied Adj. EBITDA (Inputs) % 7.9% 8.1% 8.3% 4.7% 5.1% 5.5%

9 Macro Context – El Nino ▪ A brutal El Nino climatic event (Nov-Dec) in Brazil creating headwinds for inputs demand for the 2nd Corn crop, impacting our corn seed and biologicals business ▪ Drought in Mato Grosso and other states caused a record 5% of soybean area to be replanted, creating 1) direct impact to farmer’s P&L / Balance Sheet, and 2) delaying start of safrinha planting seasons, in turn increasing yield risk given shortened growth window has higher overlap with drier season (April/June) • Mato Gross producer margin this crop year revised down to R$1,312/ha (-44% lower than prior year) • Now expecting a expecting a 5-8% decline in planted 2nd Corn crop acres ▪ Meaningful delay in Biological order bank formation across the industry (safrinha =35-40% of Agrobiologica’s sales) 61 58 56 69 61 36 26 51 48 43 CP Secialties Fert. Seed Total -30% Safrinha (2nd Corn): Industry order banks as % of expected inputs demand is 30% behind prior year 80% 62% 69% 21% Safra Safrinha -11% -41% Dec-22 Dec-23 Biologicals order bank

10 Macro Context – Agrochemicals destocking & market size ▪ Upstream agrochemical and fertilizer price have yet to show meaningful recovery as we had hoped, and price competition at the farmgate remains intense ▪ Renegotiations with our crop protection suppliers were more difficult than expected, with Tier 1 inputs suppliers increasing reluctant to “absorb” high-cost inventory from retailers ▪ Recent conversations with ag consultancies suggest our best guess is agrochemical inventories as % of sales of ~25% (Jan ’24), better than same time last year (estimated ~35%), but above “normal” levels of ~15% ▪ Our internal market intelligence team has revised down the forecast for 23/24 market from -21-22% in Oct to -23%, with a all of it driven by safrinha (~25-30% of Brazil ag inputs market) 78 60 73 68 50 55 60 65 70 75 80 85 90 95 100 105 Jan-23 Mar-23 mai-23 Jul-23 Sep-23 Nov-23 Jan-24 Fungicides Herbicides Inseticides Crop Protection

2Q24 Preliminary Results



US$ millions
Actuals
Delta
Consensus
-49%
-36%
79.0
74.4
(22.9)
(2.0)
(3.5)
(5.3)
40.6
62.9
2Q23
2Q24 Forecast (3+9)
Brazil
Latam
Crop Care
Corp. / Elim.
2Q24 Actual (prelim.)
2Q24 Sell-Side Consensus



-45% (-33.8)
74.4
(19.1)
(8.0)
(0.9)
(5.2)
(4.3)
(1.8)
5.5
40.6
2Q24 Forecast (3+9)
Inputs Revenue (GM% neutral)
Crop Protection GM % (revenue neutral)
Fertilizer GM % (revenue neutral)
Freight / Logistics
Grains Gross Profit
Bad Debt expense
SG&A & other items
2Q24 Actual (prelim.)
Actuals
Revenue drivers
Product GM % drivers
Other drivers

- Brazil a large negative contributor vs. F3+9 Forecast :
  - Slower than expected recovery in CP margins,
  - Revenue push out & lost sales as a result of El Nino (specialties and corn seeds)
  - Freight costs spiked due in part to farmer purchase delays creating a compressed window for product delivery (limited truckload supply)
  - Bad debt expense, resulting in large part due to El Nino effect, further pushing out repayment schedules of a few overdue farmer clients

LAVORO

11

13 Brazil Ag Retail – forecast revision (6+6) 1) The latest mid-year Forecast update (6 months YTD, + 6 months Year-to-Go) is still in the process of being finalized. Represented here is the best risk-adjusted that we currently have 2) The 3+9 Forecast was updated in October and presented to the board ▪ Specialties margin indirectly impacted by CP deflationary environment (given substitution potential between the two in biopesticides) ▪ Corn seed margins headwinds from El Nino, with negative mix shift to “Medium” tech corn, and pricing pressure in some pockets due to fears of excess corn inventories that will expire if not sold. ▪ While CP was only a $8M detractor in 2Q, we expected it to be a larger detractor on a relative basis in 2H, given the expected recovery baked into our final two quarters is unlikely to materialize going to be happening FY2024 Latest Forecast 1 (6+6) 1Q24 Actual 2Q24 Actual (prelim.) 2H24 Forecast-Implied 2H24 Prior Forecast (3+9) 2 2H24 Delta F(6+6) - F(3+9) Revenue (Inputs) 1,671.8 382.3 543.2 746.3 714.5 31.9 Y/Y 22% 16% 5% 43% 37% Y/Y (constant curr.) 16% 8% (1%) 37% 31% Gross Profit 233.7 41.1 73.5 119.1 135.6 (16.4) GM % (Inputs) 14.0% 10.7% 13.5% 16.0% 19.0% Y/Y - GM % delta (4.3%) (10.3%) (6.4%) 1.0% 4.0% Adj. EBITDA 63.5 8.1 25.7 29.8 59.9 (30.1) Margin % (Inputs) 3.8% 2.1% 4.7% 4.0% 8.4% Y/Y - Margin % delta (4.6%) (7.8%) (8.8%) 1.5% 5.9% Y/Y (45%) (75%) (63%) 133% 368% US$ millions FY2024 (3+9) 1.3 1Q24 Results (22.9) 2Q24 Results (30.1) 2H24 Forecast Revision FY2024 (6+6) 115.3 63.5 -45% (-51.7) - 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% se t/ 2 1 o u t/ 2 1 n o v /2 1 d e z/ 2 1 ja n /2 2 fe v /2 2 m a r/ 2 2 a b r/ 2 2 m a i/ 2 2 ju n /2 2 ju l/ 2 2 a g o /2 2 se t/ 2 2 o u t/ 2 2 n o v /2 2 d e z/ 2 2 ja n /2 3 fe v /2 3 m a r/ 2 3 a b r/ 2 3 m a i/ 2 3 ju n /2 3 ju l/ 2 3 a g o /2 3 se t/ 2 3 o u t/ 2 3 n o v /2 3 d e z/ 2 3 ja n /2 4 Brazil: Gross Margins % by Category (trailing 12- months) Crop Protection Fertilizer Specialties

15 Analyzing relationship of CP prices and our Brazil CP margins ▪ Top chart shows Lavoro Brazil’s Crop Protection margins (6- month trailing, for smoothing) relative to Agrochemical price index (China upstream prices to Brazil) ▪ The positive correlation (with a few month lag) is unsurprising, particularly around the spike of Aug-21 to Feb- 22 (height of COVID in China) ▪ Yet, outside of the intensely inflationary/deflationary periods, Lavoro Brazil consistently generated CP “direct” margins of 8-13% (excl. rebate benefit) when pricing environment was benign. ▪ This confirms our belief that as pricing continues to normalize into 4Q24 and FY25, our CP (and fertilizer) margins should promptly recover, with an “easy” comparable for Lavoro to generate strong earnings growth ▪ Bottom Chart zooms in on recent months. Lavoro’s CP margins have been on an uptrend, though it is not as linear and steep as we would’ve hoped for (10.0%) (5.0%) - 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 50 60 70 80 90 100 110 Lavoro CP Margins (trailing 6-mth) vs. Agrochemical Price Index - 5.0% 10.0% 15.0% 20.0% 25.0% 50 70 90 110 130 150 170 190 Lavoro CP Margins (trailing 6-mth) vs. Agrochemical Price Index Intense Inflationary

16 Crop Protection Volume [kg/l] Revenue [R$ M] 22/23 23/24 6,949 10,668 +54% 22/23 23/24 751 718 -4% Specialties Volume [kg/l] Revenue 22/23 23/24 11,556 15,328 +33% 22/23 23/24 147 128 -12% Fertilizers Volume [K tons] Revenue 22/23 23/24 119,129 182,600 +53% 22/23 23/24 602 560 -7% Seeds Volume [K tons] Revenue 22/23 23/24 39,421 39,355 0% 22/23 23/24 488 543 +11% Brazil Ag Retail – 1Q24 volume vs. price by category ▪ Strong volume grwoth in 1Q across Crop Protection, Specialties and Fertilizers

17 Lavoro Brazil with meaningful share gains in 1H Quarterly Invoices (R$ bi) Brazil Cluster East* Cluster North Cluster South & B2B Market Share by Quarter and Half (%)¹ 22/23 23/24 2.1 2.9 1.8 2.6 -12.8% -10.0% 2.1 2.9 22/23 1.8 2.6 23/24 4.9 4.4 -11.2% 22/23 23/24 0.6 1.1 0.6 1.0 0.6 1.1 22/23 0.6 1.0 23/24 1.7 1.6 22/23 23/24 2.1 2.9 1.8 2.6 0.7 1.1 22/23 0.6 0.9 23/24 1.8 1.4 22/23 23/24 2.1 2.9 1.8 2.6 0.7 0.7 22/23 0.7 0.7 23/24 1.4 1.3 Q1 Q2 5.2% 6.3%7.0% 7.7% 22/23 23/24 1.1 0.7 6.1% 7.1% 22/23 23/24 0.9 3.9% 5.4% 6.8% 7.4% 22/23 23/24 6.1% 7.1% 22/23 23/24 5.3% 5.3% 6.9% 7.3% 22/23 23/24 6.1% 6.4% 22/23 23/24 7.3% 9.1% 7.4% 9.1% 22/23 23/24 7.3% 9.1% 22/23 23/24 S1 ¹Market revenue seasonality in each quarter was estimated according to the last 3 years of data from Spark, LVRO, AGXY and TTEN. *North Cluster: MT, RO and TO | East Cluster: MG, SP, GO and MS | South Cluster: PR, RS and SC

18 RTV hiring gaining steam: $120M “net potential wallet” added # RTVs: Turnover x Hirings Brazil East Cluster North Cluster South Cluster Wallet (R$M): Turnover x Hirings 18 10 8 5 15 22 16 21 18 0 10 20 30 9 0 1 3 6 3 5 8 0 5 10 5 3 3 8 8 44 6 5 9 0 5 10 6 5 3 1 5 2 0 8 10 7 11 10 5 10 15 Jul-23 Aug/23 2 Sep/23 Oct/23 Nov/23 Turnover Hirings Q1+Oct+Nov 92-50 = 42 Q1+Oct+Nov 25-12=13 Q1+Oct+Nov 30-28=2 Q1+Oct+Nov 37-10=27 Comments 0 200 400 4691 58 133 49 197 26 125 14 220 0 50 100 014 10 27 3 20 7 19 3 86 0 100 200 46 42 2290 30 99 9 24 11 134 0 50 100 0 35 Jul-23 26 16 Aug/23 16 78 Sep/23 10 83 Oct/23 0 Nov/23 Q1+Oct+Nov 766-192=574 Q1+Oct+Nov 165-23=142 Q1+Oct+Nov 389-118=272 Q1+Oct+Nov 212-51=160 Turnover Hirings ATTRACTION + RETENTION • Guaranteed first-year bonuses • Higher salaries or the option to participate in the ILP program • Attractive hiring bonuses to top talent TURNOVER DIAGNOSTIC • Most of voluntary turnover concentrated in RTVs with up to 2 years with the company CHALLENGES TO ACCELERATE HIRING • Candidates prefer to leave after Feb-24, once they have received 1st part of their variable compensation

19 Latam Ag Retail - USD ▪ Latam impacted by unexpected corn seed shortages resulting in lost sales, as well as recent heavy rains during last season impacting planted acres in sugar cane / coffee. ▪ Removal of Paraquat (herbicide) by Syngenta from all distributors in Latam continued to be meaningful headwinds for Colombia, which will anniversary sometime later this year ▪ Cluster management is mitigating the impact of Paraquat by expanding its portfolio of generic agrochemicals, as well as corn seeds FY2024 Latest Forecast 1 (6+6) 1Q24 Actual 2Q24 Actual (prelim.) 2H24 Forecast-Implied 2H24 Prior Forecast (3+9) 2 2H24 Delta F(6+6) - F(3+9) Revenue (Inputs) 252.5 60.1 54.6 137.8 130.9 6.9 Y/Y 11% (2%) (3%) 26% 19% Y/Y (constant curr.) 6% (9%) (8%) 22% 16% Gross Profit 41.4 8.9 10.5 22.0 21.9 0.1 GM % (Inputs) 16.4% 14.8% 19.2% 16.0% 16.7% Y/Y - GM % delta (0.0%) (0.8%) (0.1%) 0.5% 1.2% Adj. EBITDA 16.5 2.9 5.3 8.4 9.6 (1.2) Margin % (Inputs) 6.5% 4.7% 9.7% 6.1% 7.3% Y/Y - Margin % delta (1.0%) (2.6%) (3.1%) 1.0% 2.3% Y/Y (4%) (37%) (26%) 51% 73% US$ millions FY2024 (3+9) (0.7) 1Q24 Results (2.0) 2Q24 Results (1.2) 2H24 Forecast Revision FY2024 (6+6) 20.4 16.5 -19% (-4.0)

Crop Care & Corporate - USD

US$ millions

Crop Care	FY2024 Latest Forecast[1] (6+6)	1Q24 Actual	2Q24 Actual (prelim.)	2H24 Forecast-Implied	2H24 Prior Forecast[2] (3+9)	2H24 Delta F(6+6) - F(3+9)
Revenue (Inputs)	**165.1**	**35.8**	**71.5**	**57.8**	**61.9**	**(4.2)**
Y/Y	*36%*	*(0%)*	*23%*	*108%*	*123%*	
Y/Y (constant curr.)	*28%*	*(7%)*	*16%*	*100%*	*115%*	
Gross Profit	**71.5**	**15.6**	**30.2**	**25.6**	**29.3**	**(3.6)**
GM % (Inputs)	*43.3%*	*43.6%*	*42.3%*	*44.4%*	*47.2%*	
Y/Y - GM % delta	*(0.3%)*	*(2.9%)*	*7.3%*	*(13.6%)*	*(10.7%)*	
Adj. EBITDA	**28.6**	**5.7**	**17.0**	**5.9**	**7.3**	(1.3)
Margin % (Inputs)	*17.3%*	*15.8%*	*23.8%*	*10.3%*	*11.7%*	
Y/Y - Margin % delta	*(6.5%)*	*(16.6%)*	*(3.6%)*	*5.2%*	*6.6%*	
Y/Y	*(1%)*	*(51%)*	*7%*	*322%*	*416%*	



-14%
(-4.7)
33.3
0.1
(3.5)
(1.3)
28.6
FY2024
(3+9)
1Q24 Results
2Q24 Results
2H24 Forecast Revision
FY2024
(6+6)

Corporate & Eliminations	FY2024 Latest Forecast[1] (6+6)	1Q24 Actual	2Q24 Actual (prelim.)	2H24 Forecast-Implied	2H24 Prior Forecast[2] (3+9)	2H24 Delta F(6+6) - F(3+9)
Revenue (Inputs)	**(100.7)**	**(31.0)**	**(41.6)**	**(28.1)**	**(23.2)**	**(5.0)**
Gross Profit	**(4.7)**	**(0.7)**	**(5.9)**	**1.9**	**(1.1)**	**3.0**
GM % (Inputs)	*4.7%*	*2.4%*	*14.2%*	*(6.9%)*	*4.7%*	
Adj. EBITDA	**(9.8)**	**(1.8)**	**(7.4)**	**(0.6)**	**(2.7)**	**2.1**
Margin % (Inputs)	*9.7%*	*5.7%*	*17.8%*	*2.2%*	*11.8%*	

- Crop Care's Agrobiologca suffered the brunt of the impact from El Nino, as some of its bioinsecticides are heavily skewed to the Safrinha Corn, and delayed purchases have created a lack of visibility
  - The F:6+6 contemplates a steep cut to Adj. EBITDA to $11M (from ~$18M previously), as a result of these factors.
- Cromo is performing exceedingly well, outperforming expectations thus far with cross-selling revenue synergies.
- Union Agro also outperformed thus far this year, still, we now expect FY24 to come slightly (~$1M) below 3+9 budget

LAVORO

21

Lavoro Limited - USD

US$ millions

- Coram is a $10M revenue and $1M EBITDA (not included in previous

	FY2024 Latest Forecast (6+6)[1]	Guidance Low	Guidance Mid	Guidance High	Consensus FY24	1Q24 Actual	Consensus 1Q24	2Q24 Actual (prelim.)	Consensus 2Q24	2H24 (Implied)	Consensus 2H24	2H24 Forecast (3+9)	2H24 Delta F(6+6) - F(3+9)
Revenue (total)	**2,215**	**2,000**	**2,150**	**2,300**	**2,102**	**484.6**	**338**	**635.6**	**687**	**1,094.3**	**1,077**	**1,070.1**	**24**
Y/Y	*24%*					*11%*		*7%*		*46%*		*42%*	
Y/Y (constant curr.)	*17%*					*4%*		*0%*		*40%*		*37%*	
Revenue (Inputs)	**1,989**	**1,700**	**1,850**	**2,000**		**447.3**		**627.7**		**913.7**		**884.1**	**30**
Y/Y	*11%*					*3%*		*5%*		*22%*		*18%*	
Y/Y (constant curr.)	*5%*					*(4%)*		*(1%)*		*17%*		*13%*	
Gross Profit	**342**					**64.8**		**108.3**		**168.7**		**185.6**	**(17)**
GM % (Inputs)	*17.2%*					*14.5%*		*17.3%*		*18.5%*		*21.0%*	
Y/Y - GM % delta	*(1.3%)*					*(6.2%)*		*(2.9%)*		*2.7%*		*5.2%*	
Adj. EBITDA	**99**	**135**	**150**	**165**	**151**	**14.8**	**12**	**40.6**	**65**	**43.5**	**74**	**74.0**	**(30)**
Margin % (Inputs)	*5.0%*	*7.9%*	*8.1%*	*8.3%*		*3.3%*		*6.5%*		*4.8%*		*8.4%*	
Y/Y - Margin % delta	*(3.4%)*					*(6.7%)*		*(6.8%)*		*1.1%*		*4.7%*	
Y/Y	*(34%)*					*(66%)*		*(49%)*		*59%*		*171%*	


162.4
0.7
-39%
(-63.6)
(33.8)
(30.5)
98.9
FY2024 (3+9)
1Q24 Results
2Q24 Results
2H24 Forecast Revision
FY2024 (6+6)

1) The latest mid-year Forecast update (6 months YTD, + 6 months Year-to-Go) is still in the process of being finalized. Represented here is the best risk-adjusted that we currently have
2) The 3+9 Forecast was updated in October and presented to the board

LAVORO

23